October 3, 2017

Canabo Medical Achieves Positive Cash Flow and Enjoys Record Growth

October 3, 2017 - Vancouver, BC - Canabo Medical Inc. (TSXV: CMM) (OTCQB: CAMDF) (“Canabo” or the “Company”) is pleased to report that management has determined that the Company is cash flow positive for August and anticipates continued positive growth for the remainder of the fourth quarter 2017.

The Company’s year over year increases (for the 9 months ended July 31, 2017 and 2016) demonstrate growth in the following areas:

•	82% increase in clinic revenue
•	154% increase in research revenue
•	Overall revenue doubled (100% increase)
•	Clinics have increased from 10 to 19
•	Patient base has more than doubled, from 10,000 to over 25,000 patients

The trend is continuing into the 4th quarter with:

•	Canabo setting a record of more than 1270 new patient appointments in August
•	Canabo physicians seeing in excess of 3,000 new and recheck patients monthly and expecting total patient appointments for fiscal 2017 to exceed 50,000
•	Canabo holding numerous Continuing Medical Education seminars reaching in excess of 1,000 referring physicians across the country

John Philpott, Canabo’s CEO commented “We are delighted that the Company is now cash flow positive and enjoying the fastest rate of growth since inception. We have been working diligently to build a national network of clinics and emphasize the importance of growth within our cannibinoid research partnerships.”

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Ms. Bianca Müller
Telephone: +1-902-334-1700
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.